Offering Statement for Backers Inc.

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Backers Inc.

   4627 W Teco Ave

STE 205
Las Vegas, NV 89139

Eligibility

2. **The following are true for Backers Inc.:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Matthew Smart

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   In 2004 Matthew started Smart Software Solutions and is currently the President. Smart Software Solutions Inc. is a computer consulting company headquartered in Pierre, South Dakota. Smart Software Solutions specializes in the creation and hosting of web-based information management systems, dynamic websites, and custom applications for businesses of all sizes. Smart Software Solutions Inc. has a dedicated team of developers with the motivation and desire to write great software. Vice President, Backers Inc. - Jan 2020 - Present President, Smart Software Solutions Inc. - July 2004 - Present

   Name
   Brian Tinney

   Principal occupation and employment responsibilities during at least the last three (3) years with

start and ending dates

Brian is a Senior Network Engineer who has run a successful consulting company for the last 20 years providing advanced support for large scale enterprise projects. Brian has performed ongoing consulting services for Sempra Energy, Kaiser Healthcare, ATT, L.A. Unified School District, Petco, Teradata, and others. Brian is the president of Network Consultants LLC. The company was formed in November of 2019 to provide Network Architect and Engineering services and is currently providing services to Sempra Energy, World Wide Technology, The Select Group, and Wellstar Health. Previously, Brian was the president of Network Consulting LLC, formed in March of 2018, providing network engineering services to Wells Fargo, Cisco Systems, Kaiser Permanente, and Petco. Brian was a Senior Network Engineer for Teradata Inc. from March 2011 until November of 2018 CEO, Backers Inc. - Jan 2020 - Present Senior Network Engineer, Teradata Inc. - March 2011 - November 2018 President, Network Consultants LLC - 2019 - Present President, Network Consulting LLC - 2018 - 2019

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Brian Tinney

Securities:	4,000,000
Class:	Common Stock
Voting Power:	93.5%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Background: Backers is the brainchild of Brian Tinney and was further shaped with the help of Matthew Smart, Nicholas Bonetto, and others. The Backers platform is designed to leverage digital currency and smart contracts to bridge the gap between eSports competitors and their fans. The Platform: The Backers Platform aims to allow eSports teams to create tournament structures with crowdfunded prize pools. The fans are Backing the teams and purchasing equity for that competition. All of the funds should be secured in a smart contract on a public blockchain. Think of it as a tournament with a cloud-based escrow account with specific software-defined payout instructions that mirror the tournament structure. The fans generate the prize pool and are now competing as "owners" for that prize money. With Backers, when the prize money is awarded to the winning teams, it is awarded directly to the Backers based on their equity share. The Market: The eSports markets have several layers to consider for our purposes. The Team: Currently, Brian Tinney is the CEO of Backers. Matthew Smart, the President of Smart Software Inc. has been a contributor to

the project and is the current Vice President of Backers. Matthew brings over 20 years of software development experience as well as his existing team and resources to the Backers development team. The Platform: In late 2018 we began building our initial proof of concept by creating a full-stack application that runs on Amazon Web Services. The application allowed for the creation of a smart-contract for a 9 person poker tournament. Backers were able to contribute to the smart-contract and the payout was made according to the tournament results. The contract was executed on the Ethereum blockchain and the payouts were completed successfully. We are now ready to build out the platform on a size and scale capable of servicing the audience we are targeting. Market Outlook Competition: There are no companies offering direct equity in professional sports teams. There are sites that allow poker players to sell equity in the same way that we are discussing. This concept of "Backers" is common in the poker community and allows professional players to reduce variance. In the past, these relationships were kept private but recently several sites have opened online that allow players to sell equity in themselves for a tournament. For an example of the marketplace and functionality, please visit www.youstake.com. Fantasy Sports sites are similar, in that they are beginning to take digital currency, but they have no integration with smart-contracts, and they do not offer direct equity positions, see www.fanduel.com. The fact that both sites operate openly is great news for Backers as we expect to have to break little legal ground, it does however illustrate the need for us to move quickly and execute with excellence. Industry Partners: Why do we expect companies like Riot and Epic Games to work with Backers and what will it cost them? The answer is simple. We won't charge them anything. We plan to give them an opportunity to have direct input into the platform, from the ground up. We plan to find a major eSports Creator or Franchise that is looking for a free and revolutionary way to further engage with their existing fan base. eSports companies could then use their existing marketing resources to advertise their competitions to their respective audiences. Backers are a service company and our goal is to partner with eSports companies to build a robust and feature-rich platform. We intend to build the platform and generate APIs so that eSports companies, streamers, and eventually anyone can build out crowdfunded campaigns on Backers. How Do We Plan to Earn Money: All users should pay a 2.5% transaction fee when they fund their favorite teams. That fee aims to cover the network fee to transmit the funds to and from the smart contract. Network fees should average 0.5% leaving a 2% return to Backers Inc. Let's look at a simple but possible scenario. Vision and Insights. Based on the research from BDO Global, Forbes, Business Insider, and others, we believe that any success in the development of our platform makes us a ripe target for anyone looking to fast track their exposure and saturation in eSports Market. Remember that Google offered to buy Groupon for $6 billion dollars immediately after its launch. Today Groupon is looking for a buyer and has a valuation of $2.4 billion dollars. It is extremely unlikely that we will see a valuation as high as Groupon, and you should not anticipate a large capital gain. However, we wanted you to know our vision. With a clear vision, excellent leadership, and careful execution, we believe we may be able to build a platform and launch more fanfare and excitement than any coupon site could ever imagine. While launching as a platform for eSports, Backers aim to be much more. We believe that our technology solutions will have use cases across multiple applications and industries. We expect our IP as well as our market saturation to allow us to attain profitability relatively quickly.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Backers Inc. speculative or risky:**

   1. We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were incorporated under the laws of Wyoming on January 22, 2020, after operating for less than two years as a pre-revenue limited liability company. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage a business operating in the competitive industry of mobile applications, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

   2. The regulatory environment surround blockchain, distributed ledger technologies and cryptographic tokens is evolving and uncertain. Regulators in the United States and abroad have begun to bring enforcement actions or recommendations regarding companies purporting to issue digital "coins" or "tokens" if those assets have not been registered or if they do not fall under an exemption to registration. As an offering conducted pursuant to Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike, the Offering should be viewed as exempt from registration. However, due to the fluid regulatory environment and the desire of regulators and self-regulatory-organizations to protect the public, new legislation, rules, regulations, requirements or guidance ("Requirements") may be released now or in the future. Any new Requirements may have an adverse financial, operational, compliance, legal or other impacts on the Company or its investors, and exist completely out of the control of the Company, its leadership and its employees. In addition, regulation which results in the decline in the adoption or use of cryptocurrencies, such as cryptocurrency bans or the regulation of cryptocurrency exchanges, may result in the decline of cryptocurrency values, thereby making the Tokens decline in value or the operation of the digital ledger technology the Company plans to create unprofitable.

   3. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

   4. To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing. We are a startup company and our business model currently focuses on innovation rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

   5. An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

   6. Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service. The success of our business largely depends on our ability to provide superior customer experience and high quality

customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly interface for our customers to use our mobile application, reliable and timely responses, and superior after sales services. Our economic prospects may decrease if our mobile application or website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide customer service in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

7. Maintaining, extending and expanding our reputation and brand image are essential to our business success. In order for the Company to compete and grow, we must extend and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. In addition, our success in extending and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We expect to increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

8. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition and business. The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

9. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

10. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering

currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

11. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

12. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

13. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

14. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

15. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

16. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

17. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

18. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Backers Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

We need to staff up in order to complete the development of the platform in a timely manner. We are looking to add up to five developers to bring the platform on line. We believe backers is at an advantage when it comes to the use of funds because both Matthew Smart and Brian Tinney already own companies with existing infrastructure. We plan to leverage their existing resources during our first year of operations. Additionally, Smart Software Inc. has systems and software in place as well as existing project management staff that can be dedicated to the project. For Backers, this means we do not have to lay out the cost for new offices, rent, utilities etc. Existing software subscriptions and infrastructure will be leveraged to its full capacity. This will allow the overwhelming majority of funds to go directly to development costs to ensure timely completion of the project.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
COO / CFO	$0	$72,000
Marketing Campaign	$9,510	$180,570
Developer Labor	$0	$720,000
Legal and Regulatory	$0	$14,500
MVP Launch	$0	$12,000
Branding / Social Media	$0	$18,500
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Backers Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $2.00 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-

year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	4,272,886	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There are no additional outstanding securities that would limit, dilute or qualify the rights of the securities being sold in this offering.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

At current levels of ownership, Brian Tinney represents a majority ownership of Backers, Inc. and has the ability to make decisions that may not be in your best interests. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has Backers Inc. conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Backers Inc. is a new company that is still pre-income. After we raise capital, we anticipate our average monthly burn rate will be approximately $45,000, with an average allocation of 5% towards sales and marketing, 85% to development, 5% to G&A, and 5% to operations/customer success. We currently have metrics around the eSports streamer user base. With this raise, we plan to allocate a higher percentage to development, as well as to customer acquisition and marketing. We believe these activities will result in the traction we will need to secure a contract with an eSports venture or team. We anticipate a successful launch that will initiate revenue generation and profitability. Upon a successful launch, we intend to raise an additional $40,000,000 in capital from the sale of common stock. We currently have cash balances of approximately $10,000. We plan to continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. All development will take place in the offices of Smart Software Inc. This will allow us to utilize existing infrastructure and resources without incurring startup costs or monthly expenses. Our expenses from our date of inception on March 18, 2018, to our year-end on December 31, 2019, amounted to approximately $24,000, which resulted in a $24,000 loss. The $24,000 in expenses primarily included professional fees, advertising, website, travel and software expenses.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly)**

remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   1. in connection with the purchase or sale of any security?
   2. involving the making of any false filing with the Commission?
   3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   1. in connection with the purchase or sale of any security?;
   2. involving the making of any false filing with the Commission?
   3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?
   2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such

person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Backers Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcription Dad: Paul why aren't you doing your homework? You're never going to make any money playing video games. Paul: Not necessarily. Savannah Guthrie: The story that vindicates any teenager who has been told they spend too much time playing video games. Newscaster 2: Yes, Kyle Buggasdorf, a sixteen year old from Pennsylvania, won the first-ever Fortnite World Cup on Sunday. And get this, he netted 3 million dollars in the process. Brian Tinney: So the world of esports is changing, and I'm Brian Tinney from Backers, we intend to change it even further. My son is an esports player and fan, and he will watch hours and hours of esports content. I started looking at this market and how disengaged the fans were from the actual players. In the poker world, I can go play and compete with these guys any time I want. I can sit with them in a cash game, I can sit with them in a tournament, and I can play with the best in the world. In most other sports you can't. You can't compete with Tiger Woods, you can't go compete with Team Liquid at the League of Legends Championship, not without a ten million dollar franchise fee. I looked at this disconnect and I thought we could build this platform and bridge this divide. The concept of backers in the poker community is really natural. High stakes poker players sell action all the time. Rather than risking a million dollar entry fee on a tournament, they'll put in $100,000 and nine other guys will too. Then they'll split whatever he wins ten ways. Well we're going to take that same business relationship and apply it to esports teams. When you want to back a player, or a team and you want to engage, you say ok I want to send $10 and I want to back Team Liquid's League of Legends team, and you send $10 worth of cryptocurrency to this team's smart-contract address. This currency is held by the smart-contract until the competition is finished. When the competition is finished, we'll execute and distribute payment as it's programmed. So with our platform, the Twitch streamers will now have a place where they can engage with other streamers, and establish competitions and start to sell equity in themselves as they start to compete against other streamers. We allow people who have already begun to monetize their skill through streaming to now have another way to sell equity in themselves for a competition that they can set up ad hoc. By engaging with the fans this way, we can start adding interesting things to competitions where you can now place bounties on players. When a player gets killed in the game and the money goes flying all over the place, that money could now be going to the fans and the backers that just took him out. So we want the platform to be open to everyone, of every competition, whether it's esports or physical sports. The next step for us is we want to go after the PGA. Wouldn't you love a piece of Tiger Woods for the 2020 season? So if you'd like to become a backer of Backers, check out the link to our crowdfunding campaign. Dad: Here you handle this, I'll take care of your homework.

The following documents are being submitted as part of this offering:

Governance:
   Certificate of Incorporation: certificateofincorporation.pdf
   Corporate Bylaws: corporatebylaws.pdf
Opportunity:
   Offering Page JPG: offeringpage.jpg
Financials:
   Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

   Once posted, the annual report may be found on the issuer's web site at: www.backers.solutions

   The issuer must continue to comply with the ongoing reporting requirements until:

   - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
   - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
   - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   - the issuer liquidates or dissolves its business in accordance with state law.